December 16, 2010

VIA EMAIL and EDGAR

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Attention:                      Mr. Duc Dang

Re:          Response to comment received on December 10, 2010
Hines Global REIT, Inc. (the “Company”)
Post-Effective Amendment No. 3 to Form S-11
Filed December 1, 2010, File No. 333-156742

Dear Mr. Dang:

This letter is written in response to the comment of the Staff of the United States Securities and Exchange Commission (the “Commission”), which was discussed during a telephone conversation with attorneys from Greenberg Traurig, LLP, counsel to the Company (“Counsel”), on December 10, 2010, with respect to Supplement No. 11 to the Company’s prospectus (the “Supplement”), included in Post-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11, File No. 333-156742 (“Registration Statement”), filed on December 1, 2010.  For ease of reference, the Staff’s comment is summarized below in boldface, and the Company’s response immediately follows the comment.

Comment:  We note that on page 16 of the Supplement, the Company has provided an estimated going-in capitalization rate, or “cap rate,” for Southpark, as well as a schedule of lease expirations through 2019.  We also note that the cap rate was based in part on projected net operating income for the 12 month period following the date of acquisition (October 2010 through September 30, 2011).  The schedule of lease expirations indicates that one lease is due to expire in 2010 and two additional leases are due to expire in 2011.  As these leases represent approximately 34.3% of the total annual base rental income for Southpark (per the last column in the schedule of lease expirations), please clarify the assumptions that were made with respect to these three leases when the Company calculated the cap rate.

Response:  One of the three leases that are due to expire during the 12 months ended September 30, 2011 (the “Cap Rate Period”), accounts for approximately 23.6% of the total annual base rental income for Southpark and has an August 2011 expiration date.  The Company assumed, based on market conditions, that the space related to this lease would remain vacant following the expiration of the lease and no rent would be paid through the end of the Cap Rate Period.

With respect to the other two leases that are due to expire during the Cap Rate Period, the Company assumed that the lease expiring during 2010 would be renewed for an additional year at a comparable rental rate and that the space related to the lease expiring during 2011 would remain vacant for five months after the expiration date and would be re-leased after this period.

The lease expiring during 2011 is due to expire more than five months prior to the end of the Cap Rate Period. As a result, the Company’s calculation of projected net operating income used in the determination of the cap rate includes a five-month period in which no rent would be paid under this lease.  Subsequent to the Company’s acquisition of Southpark and the Company’s calculation of the related cap rate, the Company negotiated renewals of both of these leases.  Based on the renewals of these two leases, the cap rate would have been 8.67%, and thus we believe our assumptions and the cap rate disclosed were conservative.

Accordingly, the Company believes that its disclosure concerning its calculation of the cap rate for Southpark is appropriate and the Company hereby requests acceleration of the effectiveness of Amendment No. 3, effective as of 5:00 p.m. EST on December 16, 2010, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, in connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses set forth above, please contact the Company’s Chief Accounting Officer, Ryan Sims at (713) 966-7715, or me at (713) 966-5476.

Very truly yours,

/s/ Sherri W. Schugart
Sherri W. Schugart
Chief Financial Officer

cc:	Judith D. Fryer, Esq.
Alice L. Connaughton, Esq.
Hines Global REIT, Inc.